August 8, 2008

United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549-0405

Attention: H. Christopher Owings, Assistant Director

         Re:    1-800-FLOWERS.COM, INC.
                Form 10-K for the Fiscal Year Ended July 1, 2007 Filed September 13, 2007 File No. 0-26841

Dear Mr. Owings:

     Reference is made to the comments of the Staff of the Securities and Exchange Commission (the SEC) with respect to the above-referenced filing on Form 10-K of 1-800-FLOWERS.COM, INC., a Delaware corporation (the "Company" or "1-800-FLOWERS.COM"), in your letter dated May 30, 2008 (the "Comment Letter") addressed to Mr. James F. McCann, Chief Executive Officer of the Company.

     We are writing to respond to the comments and, where appropriate, to show you what the applicable revisions will look like in future filings. The numbered paragraphs and headings below correspond to the headings and numbers set forth in the Comment Letter.

Item 10. Directors, Executive Officers and Corporate Governance, page 44

     1. We note your response to prior comment three in our letter dated May 14, 2008. Please provide us with the disclosure that you would expect to provide in future filings regarding the biographical description of your officers and directors.


     As noted in our letter of May 14, 2008, in future filings we will make certain that the biographical descriptions for our Officers and Directors set forth the type of business conducted at each former employer for a period of five years prior to the respective officer joining the Company or, in the case of a Director, joining the Board.

     Below, for example, is an updated disclosure with reference to Mr. Hopkins and which disclosure would be consistent with how we will supply biographical information for our Officers and Directors going forward.

     Timothy J. Hopkins has been President of the Madison Brands division since January 2007 and prior to that served as President of Specialty Brands since joining the Company in March 2005. Immediately before joining the Company, Mr. Hopkins consulted for various retail companies after serving as Chief Executive Officer and Director of Sur La Table, Inc., a multi-channel upscale specialty retailer of gourmet culinary and serveware products where he was employed from 2001-2004. From 2000-2001 he was the CEO at LeGourmet Chef, a specialty retailer of housewares and from 1995-2000, Mr. Hopkins was President, Corporate Merchandising and Logistics Worldwide for BORDERS Group, Inc, a multi-channel retailer of books and multi-media. Before this position Mr. Hopkins held other senior level positions in the multi-channel retailing sector.


Item 11. Executive Compensation, page 44

     2. We note your response to prior comment seven in our letter dated May 14, 2008. Please confirm that you will provide in future filings, as you did in your response, the rationale for your range of operational goals the policies and procedures for the review, approval or ratification of the transactions described in this section. Please also provide us with the disclosure that you would expect to provide in future filings regarding quantified goals.

In future filings, the Company will expand its disclosure within "Compensation Discussion and Analysis" in a form substantially as follows. The Company's example below is based upon disclosure that it plans to include in its Fiscal 2008 proxy.

Sharing Success Program. The Sharing Success Program is intended to cover management positions, including the NEO's. Each eligible plan participant is assigned a target award (expressed as a percentage of base salary) which represents the level of cash incentive payment the participant can expect to earn in the event all performance measures are achieved at 100% during the ensuing fiscal year. For each fiscal year, specific performance measures and goals are established by the Compensation Committee that reflect the key strategic and business goals established by the business plan for that year. For Fiscal 2008, in the case of Messrs. J. McCann, C. McCann and Shea, the growth of both Company-wide revenue and Company-wide Plan EBITDA were the performance measures selected for their annual cash incentive awards. EBITDA as used for purposes of the Sharing Success Program and the Long Term Incentive Plan
("LTIP") is defined as net income before interest, taxes, depreciation, amortization and stock based compensation expense ("Plan EBITDA"). For Mr. Hopkins and Ms. Woo, their respective performance measures were the aggregate of: (i) the growth of both brand-specific revenue and brand-specific Plan EBITDA, and (ii) the growth of both Company-wide revenue and Company-wide Plan EBITDA. The following table presents the NEO's targeted incentive award opportunity, as a percentage of their salary, and the performance measures and relative weighting of their components:


                                  Incentive                   Weighting of Performance Factor Components
                                   Target        ---------------------------------------------------------------
                                   Award                  Company-wide                Brand-specific
                                Opportunity      ------------------------------- --------------------------------
Name                           (% of Salary)        Revenue   EBITDA   Sub-total   Revenue   EBITDA    Sub-total
---------------------------    -------------     ----------- -------- ---------- ---------- --------  -----------

James F. McCann                       75%             25%       75%       100%        n/a       n/a         n/a
Chairman of the Board and
Chief Executive Officer

William E. Shea                       40%             25%       75%       100%        n/a       n/a         n/a
Senior Vice President,
Treasurer, and Chief
Financial Officer

Christopher G. McCann                 50%             25%       75%       100%        n/a       n/a         n/a
Director and President

Monica L. Woo                         50%           6.25%    18.75%        25%     18.75%    56.25%         75%
President of Consumer
Floral

Tim Hopkins                           45%           6.25%    18.75%        25%     18.75%    56.25%         75%
President of Madison
Brands


When Company-wide and/or brand-specific performance measures exceed or fall below expectations, actual awards are proportionately increased or decreased from target; however, participants may earn no Company-wide or brand-specific bonus if threshold performance measures are not met (defined as achievement of 70% of performance measures, resulting in a 50% pay-out of target) and no participant may be paid an incentive award under the Sharing Success Program in excess of maximum (defined as achievement of 135% of performance measures, resulting in a 200% pay-out of target). In addition, all participants must be actively employed at the time of payment in order to qualify for the award. The following table quantifies the range of payout, expressed as a percentage of achievement against the targeted incentive award:



   % Achievement of               Multiply
    Targeted Growth               Incentive
      Performance                 Target By
------------------------        --------------
                   135%         200% (max)
                   125%                  150%
                   110%                  125%
                   100%                  100%
                    85%                   75%
                    70%                   50%
              Below 70%                    0%


The Company's performance measure targets are a function of achieving specified increases in comparison to prior year actual performance. For Fiscal 2008, targets for Company-wide performance measures were as follows: Company-wide revenue growth of 8.8%, or $79.9mm, and Company-wide Plan EBITDA growth of 30.6%, or $17.6mm, reflecting an expectation of growth similar to FY2007, exclusive of acquisitions, and the ability to continue to leverage revenue growth to provide continued improvement in EBITDA. Pertaining to Ms. Woo,
brand-specific   performance   measures   for  Fiscal   2008  were  as  follows:
1-800-Flowers.com's Consumer Floral brand e-commerce revenue growth of 9.0%, or $43.1mm, and Plan EBITDA growth of 11.5%, or $8.0mm. Pertaining to Mr. Hopkins, brand-specific performance measures for Fiscal 2008 were as follows: Madison Brands (Home and Children's Group) revenue growth of 2.2%, or $4.2mm, and Plan EBITDA growth of 750.0%, or $9.1mm, reflecting the expected return to profitability of the Madison Brands, which was unsuccessful in its efforts to profitably introduce new catalog titles and products outside of its core brands during Fiscal 2007. The following table reflects the relationship of actual performance against the Company's performance goals to the payout factor for the Company's Sharing Success Program. For each of the components of the Sharing Success Program, total payouts are based on a weighted average of each performance metric. The performance measures for each metric range from "threshold" (the minimum level at which an executive may earn the relevant portion of the award) to "maximum" (200% of the targeted value of the relevant portion of the award). These measurements are weighted to produce a "Total Payout Factor." The Total Payout Factor is multiplied by each executive's incentive target award value to produce the executive's award.




                                                                                                          Percentage of
                             Performance/Payout Relationship ($'s in thousands)                       Target Award Earned
                    ------------------------------------------------------------------- ------------------------------------------
                          Threshold                Target                 Maximum
                    ---------------------  ----------------------  --------------------                                       Payout
                    Performance   Payout   Performance   Payout    Performance   Payout   Actual       Percentage  Weighting  Factor
Performance Metric     Goal         %         Goal         %          Goal         %    Performance(1)  Credited   of Result     %
------------------  ----------- ---------  ------------ ---------  ------------ ------- -------------- ----------- ---------- ------
Company-wide
Performance
Measures
 Revenue Growth (1)   $55,942        50%      $79,917      100%       $107,888    200%             $*          *%         25%    *%
 EBITDA Growth (1)    $12,312        50%      $17,589      100%        $23,745    200%             $*          *%         75%    *%
                                                                                                                               -----
                                                                                                                                 *%
Brand-specific
Performance
Measures
 Consumer Floral
  Revenue Growth      $30,184        50%      $43,120      100%        $58,211    200%             $*          *%         25%    *%
  EBITDA Growth        $5,630        50%       $8,043      100%        $10,858    200%             $*          *%         75%    *%
                                                                                                                               -----
                                                                                                                                 *%

Madison Brands
 Revenue Growth        $2,922        50%       $4,175      100%         $5,636    200%             $*          *%         25%    *%
 EBITDA Growth         $6,378        50%       $9,111      100%        $12,300    200%             $*          *%         75%    *%
                                                                                                                               -----
                                                                                                                                 *%

(1)Actual performance for revenue and EBITDA growth are computed exclusive of the impact of acquisitions/dispositions.


Threshold performance measures are intended to be reasonable and attainable while performance measures above the threshold are intended as stretch goals. During Fiscal 2008, the annual cash incentive earned under the Company's Sharing Success Program for Company-wide achievement of performance measures was *% of the targeted award. The annual cash incentive earned under its Sharing Success Program during Fiscal 2007, 2006, 2005, 2004 and 2003 was 75%, 0%, 34%, 0% and
0% of the targeted award, respectively.


Item 13. Certain Relationships and Related Transactions, and Director
         ------------------------------------------------------------
         Independence, page 44
         ---------------------

     3. We note your response to prior comment 13 in our letter dated May 14, 2008. Please provide us with the disclosure that you would expect to provide in future filings regarding the review and approval of related person transactions.

     In future filings, the Company will provide additional detail regarding the review and approval of related party transactions in a manner substantially as follows:

     The Company has a policy providing that all material transactions between it and one or more of its Directors, Executive Officers, nominees for Director or a member of their immediate families must be approved either by a majority of the disinterested members of the Board or by the stockholders of the Company.

     The Company's legal and finance staff is primarily responsible for the development and implementation of processes and controls to obtain information from the Directors and Executive Officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether the Company or a related person has a direct or indirect material interest in the transaction. This includes inquiries of its Directors and Executive Officers.

     The Company considers individual transactions, or any series of transactions which, in the aggregate exceed $120,000, to be material.

The Company's management acknowledges the following:

    o the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
    o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (516) 237-4928 should you require additional information or have any questions.

                                Very truly yours,

                               /s/WILLIAM E. SHEA
                               -------------------------------------------------
                               William E. Shea
                               Chief Financial Officer
                               Senior Vice President, Finance and Administration


cc:  William Hartnett: Cahill Gordon & Reindel LLP
     John Schuster: Cahill Gordon & Reindel LLP